UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
September 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21
NIRE 35.300.022.807
(publicly-held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 1, 2011.

Date, time and place: Held on September 1, 2011, at 10 a.m., via teleconference, at the company's head offices, in Sao Paulo, State of Sao Paulo, at Alameda Santos, 1.357, 6th floor.

Call: The call was waived due the presence of the totality of the members of the Board of Directors.

Presences: Present all of the member of the Board of Directors of the Company: José Luciano Duarte Penido (President of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat and Wang Wei Chang.

Presiding Board:	Mr. José Luciano Duarte Penido – President of the Meeting.
Ms. Claudia Elisete Rockenbach Leal – Secretary of the Meeting.

Agenda: (i) to authorize the subscription, by the Company, of the capital increase of Piracicaba Indústria de Papéis Especiais e Participações Ltda. ("Piracicaba"), with head offices in Piracicaba, State of Sao Paulo, at Via Comendador Pedro Morganti, 3393, Bairro Monte Alegre, CEP 13415-900, with Articles of Association filed at the Board of Commerce of the State of Sao Paulo under NIRE 35.221.357.059, on April 04, 2007, and enrolled before the CNPJ/MF under No. 11.547.756/0001-71, paid with the conveyance of the establishment mentioned in the Establishment Sale and Purchase Agreement (Contrato de Trespasse) signed between the Company and Piracicaba on this date; (ii) to authorize the execution, by Company, of the Purchase Agreement of 100% (one hundred percent) of the quotas of Piracicaba’s capital stock by Oji Paper Co., Ltd. (“Oji Paper”); and (iii) to authorize the Executive Board, by itself or by the attorneys appointed, to sign all documents and to practice all acts deemed necessary for the implementation of the above, as well as to ratify all documents and all acts already signed and practiced that were necessary for the implementation of the above.

Deliberations: After discussions and analysis of the proposed agenda, by unanimous vote of the members of the Board of Directors, with no reserves and/or exceptions, the following deliberations were taken:

(i) To approve the subscription of capital increase of Piracicaba by the Company, paid with the conveyance of the establishment mentioned in the Agreement for the Transfer of the Establishment (Contrato de Trespasse) signed between the Company and Piracicaba on this date;

(ii) To authorize the execution, by the Company, of the agreement for the purchase of 100% (one hundred percent) of the quotas of Piracicaba’s capital stock by Oji Paper; and

(iii) To authorize the Board of Officers, by itself or by the attorneys appointed, to sign all documents and practice all acts deemed necessary for  the implementation of the above, as well as to ratify all documents and acts already signed or practiced that were necessary for the implementation of the above.

All the documents mentioned hereby shall be filed at the Company’s head office.

Closure: Nothing further to discuss, this meeting was ended, with the draft of the present minutes, which has been read, found in accordance, approved and signed by all the presents. Presence: José Luciano Duarte Penido – President of the Board of Directors and President of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Claudia Elisete Rockenbach Leal – Secretary.of the Meeting.

Agrees with the original drew up in the respective Book.

Sao Paulo, September 1, 2011.

Claudia Elisete Rockenbach Leal
Secretary of the Meeting

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: September 2, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO